UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Allied Esports Entertainment, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001
(Title of Class of Securities)

01917019
(CUSIP Number)

Element Partners, LLC

950 Tower Lane, Suite 1125

Foster City, California

Attention: Mr. Daniel Maor

408-410-8570

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Element Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Common Shares (See Item 5)
	8.	Shared Voting Power 6,843,543 Common Shares (See Item 5)
	9.	Sole Dispositive Power 0 Common Shares (See Item 5)
	10.	Shared Dispositive Power 6,843,543 Common Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,843,543 Common Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 19.5%(2)
14.	Type of Reporting Person (See Instructions) OO

(2)	Percentage calculated based on 35,110,843 Common Shares issued and outstanding as of November 6, 2020, as reported in the Issuer’s Form 10-Q filed on November 9, 2020.

1.	Names of Reporting Persons. Daniel Maor
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Common Shares (See Item 5)
	8.	Shared Voting Power 6,843,543 Common Shares (See Item 5)
	9.	Sole Dispositive Power 0 Common Shares (See Item 5)
	10.	Shared Dispositive Power 6,843,543 Common Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,843,543 Common Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 19.5%(2)
14.	Type of Reporting Person (See Instructions) IN

(2)	Percentage calculated based on 35,110,843 Common Shares issued and outstanding as of November 6, 2020, as reported in the Issuer’s Form 10-Q filed on November 9, 2020.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Shares”) of Allied Esports Entertainment, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 17877 Von Karman Avenue, Suite 300, Irvine, California 92614. The Issuer’s Common Shares are listed for trading on the Nasdaq Capital Market under the symbol “AESE.”

Item 2.	Identity and Background.

(a)-(c) This Schedule 13D is being filed by and on behalf of (a) Element Partners, LLC, a Delaware limited liability company (“Element Partners”), a special purpose vehicle specifically formed for the purposes of entering into the Stock Purchase Agreement and Sale Transaction and acquiring CSI and its subsidiaries (as each such term is defined in Item 4), and (b) Daniel Maor, the sole manager of Element Partners (together with Element Partners, the “Reporting Persons”). The address for the Reporting Persons is 950 Tower Lane, Suite 1125, Foster City, California.

(d)-(e) During the last five years, no Reporting Person (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4, 5 and 6 is incorporated by reference in its entirety into this Item 3. Pursuant to, and subject to the terms and conditions contained in, the Stockholder Voting Agreements described in Item 4 and Item 5, the Reporting Persons may be deemed to have acquired beneficial ownership of the certain Common Shares of the Issuer by virtue of the execution of the Stockholder Voting Agreements by Element Partners and certain stockholders of the Issuer. Such stockholders entered into the Stockholder Voting Agreements as an inducement for Element Partners to enter into the Stock Purchase Agreement described in Item 4 and Item 6. No Reporting Person has paid any additional consideration to such stockholders in connection with the execution and delivery of the Stockholder Voting Agreements described in Item 4 and Item 6. The Common Shares to which this Statement relates have not been purchased by the Reporting Person, and thus no funds have been used for such purpose.

The source of the funds used by the Reporting Persons to acquire the Common Shares was from an affiliated entity of Element Partners.

Item 4.	Purpose of Transaction.

On January 19, 2021, the Issuer and its direct and indirect wholly-owned subsidiaries, Allied Esports Media, Inc. (“Esports Media,” and together with the Issuer, the “Selling Parties”) and Club Services, Inc. (“CSI”), entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Element Partners, pursuant to which the Selling Parties agreed to sell 100% of the outstanding capital stock of CSI to Element Partners (the “Sale Transaction”). In connection with the execution of the Stock Purchase Agreement, certain of the Issuer’s key stockholders, including certain of the Issuers directors and executive officers, entered into Stockholder Voting Agreements with Element Partners pursuant to which they (1) have agreed to vote their Common Shares in favor of approval of the Sale Transaction and against the approval or adoption of any alternative transactions, (2) granted to Element Partners a proxy to vote their Common Shares in favor of approval of the Sale Transaction and (3) agreed not to transfer their Common Shares prior to the expiration of the Stockholder Voting Agreements, subject to limited exceptions. The descriptions of the Stock Purchase Agreement and Stockholder Voting Agreements are qualified in their entirety by reference to the full text of such agreement, forms of which are filed as exhibits hereto.

Item 5.	Interest in Securities of the Issuer.

(a)–(b) The following information with respect to the ownership of Common Shares by the Reporting Person is provided as of the date of this filing:

Reporting Persons	Common Shares Beneficially Owned	Shared Voting Power	Shared Dispositive Power	Beneficial Ownership	Percentage(1)
Element Partners, LLC	6,843,543	6,843,543	6,843,543	6,843,543	19.5%
Daniel Maor	6,843,543	6,843,543	6,843,543	6,843,543	19.5%

(1)	Percentage calculated based on 35,110,843 Common Shares issued and outstanding as of November 6, 2020, as reported in the Issuer’s Form 10-Q filed on November 9, 2020.

(c) To the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a)-(b), none of the persons named in response to Item 5(a)-(b) has effected any transactions in the Common Shares during the past 60 days.

(d) Except as disclosed in Item 2, no person is known to a Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Stock Purchase Agreement

On January 19, 2021, the Selling Parties (as defined in Item 4 above) and Element Partners entered into the Stock Purchase Agreement (as defined in Item 4 above) with respect to the Sale Transaction (as defined in Item 4 above). The description of the Stock Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a form of which is filed as an exhibit hereto.

Stockholder Voting Agreements

In connection with the execution of the Stock Purchase Agreement, certain of the Issuer’s key stockholders, including certain of the Issuers directors and executive officers, entered into Stockholder Voting Agreements with Element Partners pursuant to which they (1) have agreed to vote their Common Shares of Issuer in favor of approval of the Sale Transaction and against the approval or adoption of any alternative transactions, (2) granted to Element Partners a proxy to vote their Common Shares in favor of approval of the Sale Transaction and (3) agreed not to transfer their Common Shares prior to the expiration of the Stockholder Voting Agreements, subject to limited exceptions. The description of the Stockholder Voting Agreements is qualified in its entirety by reference to the full text of such agreements, forms of which are filed as exhibits hereto.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1 Stock Purchase Agreement, dated January 19, 2021, by and among the Issuer, Allied Esports Media, Inc., Club Services, Inc. and Element Partners, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on January 19, 2021).

Exhibit 99.2 Stockholder Voting Agreement, dated January 19, 2021, by and between the Element Partners, on the one hand, and Roy Choi and Knighted Pastures, LLC, on the other hand.

Exhibit 99.3 Stockholder Voting Agreement, dated January 19, 2021, by and between Element Partners, on the one hand, and Lyle A. Berman, Lyle A. Burman Revocable Trust, Frank Ng, Adam Pliska, Anthony Hung, and Jud Hannigan, on the other hand.

Exhibit 99.4 Stockholder Voting Agreement, dated January 19, 2021, by and between Element Partners and Xiong Hui.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2021	ELEMENT PARTNERS, LLC

	By:	/s/ Daniel Maor
	Name:	Daniel Maor
	Its:	Manager

Date: January 29, 2021		/s/ Daniel Maor
Daniel Maor